SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

___________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PremiumWear, Inc.
----------------------------------
(NAME OF ISSUER)


Common Stock,  $0.01 Par Value
----------------------------------
(TITLE OF CLASS OF SECURITIES)


626320204
----------------------------------
(CUSIP NUMBER)


Thomas M. Barnhart, II
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH  45236
(513) 985-3200
----------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

June 30, 1997

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ] .

Check the following box if a fee is being paid with this statement [  ] .



 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Pacholder Associates, Inc.  31-1089398

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    [  ]
                                                                 (b)    [  ]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS*

        Inapplicable - Investment Advisor

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                     [  ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Ohio

 7.   SOLE VOTING POWER

        250,000

 8.   SHARED VOTING POWER

        - 0 -

 9.   SOLE DISPOSITIVE POWER

        250,000

10.   SHARED DISPOSITIVE POWER

        - 0 -

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        250,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                   [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.10%

14.   TYPE OF REPORTING PERSON*

        IA, CO



	This Amendment No. 3 to Schedule 13-D is filed by Pacholder Associates, Inc.
("PAI") to amend and update its Schedule 13-D dated January 10, 1996 (as amended March 28,l996 and September 27, 1996) relative to the Common Stock
$0.01 par value of PremiumWear, Inc. (fka Munsingwear, Inc.).  Items not
included in this Amendment are either not amended or not applicable.

Item 4.    Purpose of Transaction

     Since April 1, 1994, PAI has acted as financial advisor to the PBGC in the voting, acquisition or sale of securities of the Company. The PBGC obtained 250,000 shares of the Company in exchange for pre-petition claims held by the PBGC in the Company, pursuant to the Plan of Reorganization filed by the Company and approved by the Bankruptcy Court in September, 1991.

     As financial advisor to the PBGC, PAI is considering various methods by which the value of the shares it manages could be enhanced. PAI will meet with management of the Company or other significant shareholders concerning such matters. Any determination by PAI to take any of the actions listed in sub
(a) - (j) below will be based on various factors, including but not limited to, the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Company's common stock, other opportunities available to the PBGC, general economic, monetary and stock market conditions, and other applicable business and legal considerations.

     William J. Morgan, the President and a Director of PAI resigned from the Company's Board of Directors effective June 30, 1997.

     Except as set forth above, PAI has no plans or proposals which relate to or would result in any of the following:

     (a) The acquisition of securities or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

     (h) Causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)    Any action similar to any of those enumerated above.





SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 Pacholder Associates, Inc.


                                 July 23, 1997
                                 Date


                                 /s/ Thomas M. Barnhart, II
                                 Signature


                                 Senior Vice President
                                 and Associate General Counsel
                                 Title




SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Pacholder Associates, Inc.


                                      July 23, 1997
                                      Date



                                      Signature


                                      Senior Vice President
                                      and Assoc.Gen. Counsel
                                      Title

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